No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On Feb. 27, 2008, Ohio-based Honda of America Mfg., Inc. announced that it will discontinue production1 of motorcycles in spring 2009 as part of a global strategy that will focus the company on its leader role in Honda’s North American automobile operations.

Exhibit 2:

On March 3, 2008, Honda Aircraft Company, Inc., announced the expansion of sales of its advanced light jet HondaJet throughout North America with the selection of a retail sales and service representative for Mexico and a direct sales and U.S. service support plan for Canada. Honda Aircraft Company also announced its first fractional booking from Mexico with an order for 10 aircraft.

Exhibit 3:

On March 4, 2008, The Geneva International Motor Show sees the World Premiere of the eagerly awaited, all-new European Honda Accord model, and European debuts of the revolutionary zero-emission Honda FCX Clarity hydrogen fuel cell vehicle and the Honda CR-Z hybrid sports car concept.

Exhibit 4:

On March 10, 2008, Honda Manufacturing of Alabama, LLC (HMA) announced it will add production1 of the innovative Honda Ridgeline pickup truck to its current lineup of the Odyssey minivan, Pilot SUV and the V-6 engines that power them. Ridgeline production is expected to begin in early 2009, when HMA will become the exclusive global source for all three Honda products.

Exhibit 5:

On March 11, 2008, Yachiyo Industry Co., Ltd., a Honda’s consolidated subsidiary in Japan, announced plans to build a new auto plant which produces both engines and bodies on land adjacent to its Yokkaichi Factory in the effort to further strengthen its mini-vehicle business. (Ref. #C08-018)

Exhibit 6:

On March 19, 2008, Acura provided a one-two punch with the world debut of the all-new second-generation TSX sports sedan along with the appearance of the redesigned RL luxury performance sedan at the New York International Auto Show. With new engines, refined drivetrain, and Acura’s latest Keen Edge Dynamic styling, the all-new TSX and RL highlight a new direction for Acura sedans.

Exhibit 7:

On March 28, 2008 – Honda Motor Co., Ltd., announced a summary of automobile production, Japan domestic sales, and export results for the month of February 2008. (Ref. #C08-021)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Operating Officer Chief Operating Officer for Business Management Operations Honda Motor Co., Ltd.

Date: April 11, 2008

Honda of America to Focus on Key Role in N.A. Auto Operations;

Local Motorcycle Production Will End in Ohio

MARYSVILLE, Ohio, Feb. 27, 2008 – Ohio-based Honda of America Mfg., Inc. announced that it will discontinue production1 of motorcycles in spring 2009 as part of a global strategy that will focus the company on its leader role in Honda’s North American automobile operations.

The 450 Marysville Motorcycle Plant associates will remain key members of the Honda of America team that produces cars, light trucks, engines, and major components in Ohio. There will be no layoffs.

The move reflects a global Honda strategy for production of certain larger motorcycles. All motorcycle production from the Marysville Motorcycle Plant and the historic Hamamatsu Factory in Japan will be consolidated in 2009 at a new motorcycle plant in Kumamoto, Japan. The new plant will serve as Honda’s global leader with advanced motorcycle production technologies. Both the Marysville and Hamamatsu plants produce medium- to large-size motorcycles.

“Our goal is always to achieve outstanding customer satisfaction,” said Akio Hamada, president & CEO of Honda of America. “This move allows us to improve the competitiveness and appeal of our products by applying the latest technologies and production systems at one efficient location.”

“This was a complex decision tied to the important role that Honda in Ohio plays within our North American automobile operations,” Hamada said. “We will focus our associates’ abilities on our goal to produce cars, light trucks and engines in Ohio that are of the highest quality and value for our customers.”

Honda of America set a company record for auto production in 2007 with the manufacture of 701,317 passenger cars and light trucks at its two Ohio assembly plants.

The diverse and challenging roster of vehicles produced in Ohio includes the Honda Accord Sedan and Coupe, Civic Sedan, natural gas-powered Civic GX, Element and CR-V, and the Acura TL Sedan and RDX sport utility vehicle. The Accord, Civic and CR-V ranked among the top 10 best-selling vehicles in America in 2007. In addition, Honda produced more than 1.1 million automotive engines and 719,861 transmissions in Ohio, as well as a number of other vehicle components.

Underpinning the decision is Honda’s investment of approximately $11 billion in North American auto production operations. Associates at Honda of America have played critical roles in supporting the startup and management of auto plants in Alabama, Canada and Mexico, transmission plants in Ohio and Georgia, an all-terrain vehicle plant in South Carolina, as well as Honda’s 7th auto plant in North America, currently under construction in Indiana, and a new auto engine plant under construction in Canada. Experienced associates from Honda of America will continue to play this “leader” function role.

Hamada sees the decision to re-direct the focus in Ohio on automobile operations as an opportunity. “Our motorcycle plant associates in Marysville are dedicated and focused on customer satisfaction. They will strengthen the rest of Honda of America with their knowledge, experience and tremendous spirit,” Hamada said.

The Marysville Motorcycle Plant opened in 1979 as the first Honda plant in the U.S. Last year, it produced approximately 44,000 Gold Wing touring and VTX cruiser bikes. The plant formerly produced all-terrain vehicles and transferred that responsibility to Honda of South Carolina Mfg. and the Kumamoto Factory in 2005.

The Marysville Motorcycle Plant was the catalyst for Honda’s production operations in North America. The plant’s success provided the foundation for Honda’s expansion into automobile production in central Ohio and North America.

Honda employs more than 13,000 associates at five production plants in Ohio, and employs 15,000 associates across the state. Total capital investment in Ohio exceeds $7 billion, and Honda purchased $6.7 billion worth of parts from Ohio companies last year.

In addition to the Marysville Motorcycle Plant, Honda of America operations include the Marysville Auto Plant, East Liberty Auto Plant and the Anna Engine Plant. Honda Transmission Manufacturing of America also is based in Ohio. In 2007, Honda purchased more than $18.8 billion in parts and materials from 650 North American suppliers. Last fall, Honda of America marked the 25th anniversary of the startup of auto production in Ohio with the launching of the all-new 2008 Honda Accord.

[1]	Honda products are produced using domestic and globally-sourced parts

For more information, contact:

Ed Miller 937.537.1087

937.644.7714

Ron Lietzke 937.441.0968

937.644.6627

Honda Aircraft Company Expands HondaJet Sales to Mexico and Canada

Servicios Aéreos Estrella named Mexican sales representative; First Mexican fractional order booked; Direct sales and U.S. service support plan announced for Canada

GREENSBORO, N.C., U.S.A., March 3, 2008 – Honda Aircraft Company, Inc., announced the expansion of sales of its advanced light jet HondaJet throughout North America with the selection of a retail sales and service representative for Mexico and a direct sales and U.S. service support plan for Canada. Honda Aircraft Company also announced its first fractional booking from Mexico with an order for 10 aircraft.

HondaJet retail sales and service for Mexico will be provided by Servicios Aéreos Estrella, S.A. de C.V. (SAE), one of the country’s top full-service Fixed Base Operators (FBO), located at Mexico City’s Toluca International Airport (TLC). SAE will establish a new HondaJet sales and service facility at TLC for the nationwide retail sales and service operations for the HondaJet. SAE will begin taking customer orders immediately with first deliveries of the HondaJet expected in Mexico in 2012.

“This is an important step to have our business plan in place in Mexico and Canada,” said Honda Aircraft Company president and CEO Michimasa Fujino. “With its long-standing commitment to excellence in all its FBO operations, SAE offers HondaJet customers in Mexico the ultimate in sales and service support. We are confident that we have established the basis for exceptional customer support at a strategic location that will provide our customers with unparalleled quality and convenience.”

“It is an honor to represent HondaJet in Mexico,” said Juan Gonzalez, SAE president. “Honda is famous in Mexico as a technological leader in advanced mobility products, and the HondaJet represents the cutting-edge in light jet aviation. We believe the HondaJet will offer our customers the best in fast, reliable and economical business and personal air travel in Mexico.”

In conjunction with the expansion of sales to Mexico, Honda Aircraft Company has received a fractional order for 10 units of HondaJet from Aerolíneas Ejecutivas, S.A. de C.V. (ALE). The planes will be added to the company’s Mexjet charter fleet and will be delivered beginning in 2012. ALE operates one of the largest fractional owner and air charter businesses in Mexico out of offices in Toluca and Monterrey and utilizes the most modern fleet of planes in the country.

Honda Aircraft Company also announced that it has opened HondaJet sales to Canada, with all sales to be handled directly from the company’s headquarters in Greensboro, North Carolina. Service support for Canadian customers will be provided through the U.S. HondaJet service facility closest to each Canadian customer’s location.

Honda Aircraft Company began U.S. sales of the HondaJet in October 2006 and quickly amassed orders for well over 100 units. In order to answer increasing worldwide demand for the plane, the company is expanding sales internationally starting now with the inclusion of all of North America.

About HondaJet

HondaJet, Honda’s first-ever commercial aircraft, lives up to the company’s reputation for dynamic performance together with superior efficiency, delivering class-topping cruise speed and fuel efficiency, greater luggage capacity and a more spacious cabin with seating for up to eight people, compared to other products in the very light jet (VLJ) class. All major assembly and testing of the prototype HondaJet has been conducted at the company’s existing Greensboro, North Carolina, facility, which opened in 2001 as an extension of Honda’s global R&D operations.

Working closely with the FAA, Honda Aircraft Company anticipates its first test flight of a conforming model in early 2009, with the overall timetable calling for the achievement of type certification in 2010. The company will begin deliveries of HondaJet to customers in 2010.

All HondaJet customer deliveries will take place at Honda Aircraft Company’s new world delivery center, currently under construction along with its new world headquarters, R&D facility and production plant at the Piedmont Triad International Airport in Greensboro, North Carolina. The world headquarters and R&D facility are scheduled for completion in summer 2008, with the production plant and delivery center to be completed in late 2009.

Worldwide HondaJet pilot training will be conducted in partnership with Flight Safety International, which will include the development of a Level-D full-motion flight simulator for HondaJet. The first simulator will be installed at Honda Aircraft Company’s new headquarters facility. Additional training facilities will be established in the future as HondaJet sales continue to grow.

Geneva 2008, Honda has a triple debut

GENEVA, Switzerland, March 4, 2008 – The Geneva International Motor Show sees the World Premiere of the eagerly awaited, all-new European Honda Accord model, and European debuts of the revolutionary zero-emission Honda FCX Clarity hydrogen fuel cell vehicle and the Honda CR-Z hybrid sports car concept.

The Accord zone dominates the Geneva stand, where ten examples of the latest Accord are on display in both saloon and Tourer body styles. The new Accord has an evolutionary appearance with a sportier and sleeker exterior for the saloon and, more noticeably, the Tourer. Also on display is the all-new 2.2 liter i-DTEC diesel, from the Accord’s new range of engines. This range also includes revised 2.0 and 2.4 liter petrol engines, and all three new engines will comply with the forthcoming Euro 5 emissions standards.

Headlining the environment zone is the FCX Clarity, a 4-seat saloon fuel cell vehicle which emits no pollution, only clean water vapour. Thanks to the V Flow fuel cell stack, the FCX Clarity has a low-slung, dynamic and sophisticated appearance. This landmark car, in the development of fuel cell technology, will be available to lease in the US from this summer and in Japan in the autumn.

The Honda CR-Z concept design study is the basis of a forthcoming global sports hybrid. The CR-Z is a dynamically styled, ecologically conscious concept that allows drivers to enjoy driving while minimising their environmental impact.

Visitors to the stand’s competition zone will be treated to the first public viewing of the 2008 Honda RA108 F1 car. Joining the RA108 in the competition zone, is the Honda Civic Type R R3, which is designed to the new FIA Group R3 rally regulations. The eagerly awaited R3 is now available to rally drivers, after a year of intensive and successful testing and competition.

March 10, 2008

Honda Expanding Product Lineup in Alabama;

Production of Ridgeline Pickup Truck to Begin in Early 2009

LINCOLN, Ala. – Honda Manufacturing of Alabama, LLC (HMA) announced it will add production1 of the innovative Honda Ridgeline pickup truck to its current lineup of the Odyssey minivan, Pilot SUV and the V-6 engines that power them. Ridgeline production is expected to begin in early 2009, when HMA will become the exclusive global source for all three Honda products.

“The addition of another vehicle to HMA’s flexible production operations further demonstrates Honda’s confidence in HMA associates and our ability to produce high-quality products for our customers,” said HMA President and CEO Hiroshi Sasamoto. “With the addition of the Ridgeline we continue to expand on the success we have achieved in Alabama. We will build the Ridgeline with the same pride our team of associates brings to Odyssey and Pilot.”

Ridgeline production will be added to HMA’s Line 1 operations, which currently produces Odyssey, while Line 2 will continue to produce both Odyssey and Pilot. Annual production capacity at HMA will remain at 300,000 vehicles and V-6 engines.

Ridgeline is currently produced at Honda of Canada Mfg. (HCM) in Alliston, Ontario. The transfer of the Ridgeline from Canada to Alabama will enable HCM to further increase its production of the fuel efficient Honda Civic. Pre-production trials of the Ridgeline, in which vehicles are built during equipment verification tests, are expected to begin at HMA in late fall of this year.

For the past decade, Honda has worked to establish flexible manufacturing operations in North America with the ability to better align production lines with customer demand. The addition of Ridgeline production to HMA will allow Honda to better meet the requirements of the North American market.

HMA began operations in November 2001 with production of the Odyssey, and last year produced a record 314,145 vehicles. HMA now employs 4,500 associates at its 3.3-million-square-foot Lincoln facility. The company has invested more than $1.4 billion in its two vehicle assembly lines and its V-6 engine operations.

Honda began auto production1 in North America in 1982 and last year built a record 1,432,731 cars and light trucks in North America, including 1,015,462 units in the U.S. Last year, more than 76 percent of all Honda and Acura vehicles sold in America were produced in North America. Honda purchased more than $18.8 billion in parts and materials from suppliers in North America last year. This fall, Honda will open its 7th auto plant in North America in Greensburg, Indiana. The new $550 million plant will produce Civic sedans.

[1]	Using domestic and globally sourced parts

For more information, contact:

Mark Morrison: 205-355-5136

Ted Pratt: 205-355-5137

ref #C08-018

Honda to Strengthen Mini-vehicle Business

– Yachiyo Industry Co., Ltd. to build a new auto plant –

March 11, 2008 – Yachiyo Industry Co., Ltd., a Honda’s consolidated subsidiary in Japan, announced plans to build a new auto plant which produces both engines and bodies on land adjacent to its Yokkaichi Factory in the effort to further strengthen its mini-vehicle business.

Equipped with advanced technologies, the new plant will be a state-of-the-art, highly flexible, and environmentally-responsible plant. It will start with engine assembly operations in the first half of 2009, followed by establishment of the automobile production in the latter half of 2010.

With the new plant, Yachiyo will establish a highly efficient and high quality production system by separating production between the existing and the new plants based on product characteristics. (The new plant will produce the front-engined models, Life and Zest, with the existing plant concentrating on the midship-engined models, Acty and Vamos.)

The combined annual production capacity of the two plants will be approximately 240,000 units, which is almost the same as the current capacity. Total investment related to the establishment of the new plant is expected to be approximately 50 billion yen.

Once the new plant becomes operational, Honda’s Kumamoto Factory will transfer the production of mini-vehicle engines to the new plant and the assembly of mini-vehicle transmissions to Honda’s Suzuka Factory. Honda is expecting to improve the efficiency of logistics by concentrating production of key components to the Suzuka area.

With ongoing efforts to strengthen its auto sales structure in Japan and this new plan to strengthen its mini-vehicle production system, Honda will strive to further improve the attractiveness of its products and the company’s competitiveness in the mini-vehicle market where demand is expected to remain high.

¢ About Yokkaichi Factory of Yachiyo Industry Co., Ltd.

	Existing Plant	New Plant
Location	Kamiebi, Yokkaichi, Mie, Japan
Lot Size	Approximately 150,000 m2	Approximately 190,000 m2
Production Capacity	Approximately 240,000 units/year

¢ About Yachiyo Industry Co., Ltd.

Established:	August 1953

Capital:	JPY 3,685.6 million (50.34% Honda Motor Co., Ltd.)

Location:	Saitama (Sayama)

Representative:	Motoatsu Shiraishi, President & CEO

Business activities:	Production and sales of motorcycle parts and automobile parts Production of automobiles (Honda mini-vehicles: Life, Zest, Vamos, Acty)

Major operations:	<Japan>	Saitama (Sayama), Shizuoka (Hamamatsu), Mie (Suzuka, Yokkaichi, Kameyama), Tochigi (Sakura)
	<Overseas>	U.S.A., Canada, Thailand, China

Consolidated employment:	6,408 associates

Consolidated net sales:	JPY 353,083 million (fiscal year ended March 31, 2007)

Ordinary income:	JPY 9,861 million (fiscal year ended March 31, 2007)

All-New 2009 TSX Makes World Debut at the New York International Auto Show

Newly Redesigned 2009 RL Also Makes Appearance in the Big Apple

NEW YORK, U.S.A., March 19, 2008 – Acura provided a one-two punch with the world debut of the all-new second-generation TSX sports sedan along with the appearance of the redesigned RL luxury performance sedan at the New York International Auto Show. With new engines, refined drivetrain, and Acura’s latest Keen Edge Dynamic styling, the all-new TSX and RL highlight a new direction for Acura sedans.

“With powerful looks and performance, the debut of the new TSX has taken an enthusiastic bite out of the Big Apple,” said Dick Colliver, executive vice president of sales. “Besides offering enhanced performance, the 2009 TSX has improved fuel economy, lower emissions, added safety features, and more technology than ever before.”

Producing 201 hp from a 2.4-liter engine, the DOHC VTEC® in-line 4-cylinder now delivers its power across a much wider rpm range. Along with more torque, the new 2.4L is also cleaner as it meets EPA TIER 2–BIN 5 and CARB LEV II Ultra Low Emission Vehicle standards.

Merging crisp, dynamic design with a bold new signature Acura grille, the 2009 TSX is more distinctive and sporty. Due to its greater length and width, wider track, and longer wheelbase, the new TSX provides additional interior room while new fully independent front and rear suspension with dual-stage dampers provides more agile handling.

The TSX is equipped with an impressive list of standard equipment which includes a power glass moonroof, dual-zone automatic climate control, leather seats, power windows/mirrors/locks, a premium 7-speaker sound system (with CD, AM/FM and XM® Radio), Bluetooth® HandsFreeLink®, and USB port and AUX jack music interface.

The available Technology Package features leading-edge electronics including the AcuraLink® Satellite Communication System, Acura Navigation System with Voice Recognition™, AcuraLink® Real-time traffic, Traffic Rerouting™ and AcuraLink® weather. Included in the Technology Package is an audiophiles dream in the form of a 415 watt, 10-speaker Acura/ELS™ Premium Surround Sound System with DVD-Audio designed by Grammy® Award winning producer/engineer Elliot Scheiner.

Designed with an emphasis on safety, the 2009 TSX now makes use of Acura’s esteemed Advanced Compatibility Engineering™ (ACE™) body structure. The 2009 TSX, with ACE™ and a host of other safety features, is expected to achieve the highest ratings in both governmental (NHTSA)* and independent (IIHS) crash testing – including IIHS’s TOP SAFETY PICK.

Also making its first appearance in New York is Acura’s new 2009 RL luxury sedan which features bold new styling, an all-new 3.7-liter engine, chassis enhancements and numerous technological upgrades. Performance improves with the 2009 RL thanks to a new 300 horsepower V-6 that incorporates the first ever SOHC use of VTEC® valvetrain actuation for both the intake and exhaust valves. The top-of-the-line Acura furthers cutting edge technology with the addition of new high-tech items including AcuraLink® weather, AcuraLink® Traffic Rerouting™, a new Note function for XM® Radio, Active Sound Control, and Bluetooth® Audio to an already robust list of features found on the previous RL. To enhance handling, new chassis technology abounds in the form of enhanced Super Handling All-Wheel Drive™, a revised steering system, firmer coil springs, better performing shock absorbers, larger rear stabilizer bar, and larger wheels and tires.

Acura offers a full line of technologically advanced performance luxury vehicles through a network of 268 dealers within the United States. The Acura lineup features five distinctive models including the RL luxury performance sedan, the TL performance luxury sedan, the TSX sports sedan, the turbocharged RDX luxury crossover SUV and the award-winning MDX luxury sport utility vehicle. For additional information about Acura vehicles, please visit www.acura.com. For media inquiries, please visit www.acuranews.com.

* Government star ratings are part of the National Highway Traffic Safety Administration’s (NHTSA’s) New Car Assessment Program (www.safercar.gov). Safety claims based on internal test results.

Ref.#C08-021

Honda Sets All-Time Record for Auto Production in the Month of February

for Regions Outside Japan and Worldwide

March 28, 2008– Honda Motor Co., Ltd., announced a summary of automobile production, Japan domestic sales, and export results for the month of February 2008.

<Production>

Production in Japan experienced a year-on-year decrease for the sixth consecutive month (since September 2007).

Production in regions outside of Japan experienced a year-on-year increase for the 31st consecutive month (since August 2005), setting an all-time record for the month of February. This includes record production in North America, the U.S., Europe, Asia, and China for the month of February.

Worldwide production also experienced a year-on-year increase for the 31st consecutive month (since August 2005), setting an all-time record for the month of February.

<Japan Domestic Market Sales>

Total domestic sales for the month of February 2008 experienced a year-on-year increase for the second consecutive month (since January 2008).

New vehicle registrations in February experienced a year-on-year increase for the fourth consecutive month (since November 2007).

Sales of mini-vehicles in February experienced a year-on-year increase for the second consecutive month (since January 2008).

<Vehicle registrations - excluding mini-vehicles>

Fit was the industry’s best-selling car among new vehicle registrations for the month of February 2008, with sales of 15,980 units.

<Mini-vehicles - under 660cc>

Life was the industry’s fourth best-selling car among mini-vehicles for the month of February 2008, with sales of 10,342 units.

<Exports from Japan>

Total exports from Japan in February 2008 experienced a year-on-year decline for the second consecutive month (since January 2008).

PRODUCTION, SALES and EXPORTS (February 2008)

Worldwide Production

	February		Year-to-Date Total (Jan. - Feb. 2008)
	Units	vs.07	Units	vs.07
Japan	106,142	-8.1%	206,472	-6.0%
Outside of Japan	226,421	+21.4%	466,853	+17.1%

Worldwide Total	332,563	+10.2%	673,325	+8.9%

Production Outside of Japan
	February		Year-to-Date Total (Jan. - Feb. 2008)
	Units	vs.07	Units	vs.07
North America	126,532	+14.1%	260,600	+9.4%
(USA)	90,438	+12.7%	185,180	+8.8%
Europe	22,837	+27.5%	46,231	+27.9%
Asia	61,455	+25.3%	129,409	+18.3%
(China)	33,039	+30.1%	71,214	+16.7%
Others	15,597	+81.2%	30,613	+105.0%

Overseas Total	226,421	+21.4%	466,853	+17.1%

Japan Domestic Market Sales
Vehicle type	February		Year-to-Date Total (Jan. - Feb. 2008)
	Units	vs.07	Units	vs.07
Registrations	38,162	+12.9%	70,021	+24.0%
Mini Vehicles	19,469	+15.1%	32,188	+17.5%

Honda Brand Total	57,631	+13.6%	102,209	+21.9%

Exports from Japan
	February		Year-to-Date Total (Jan. - Feb. 2008)
	Units	vs.07	Units	vs.07
North America	32,729	+7.5%	68,217	-1.1%
(USA)	31,277	+9.4%	65,140	-0.5%
Europe	3,095	-69.2%	10,474	-56.5%
Asia	4,047	+201.1%	7,682	+132.6%
Others	7,308	-33.9%	22,099	-5.0%

Total	47,179	-10.8%	108,472	-9.4%